Rule 424(b)(3)
                                                                File #333-151667
                              PROSPECTUS SUPPLEMENT
                       (to Prospectus dated July 10, 2008)

                               CEL-SCI CORPORATION
                                  Common Stock

      Effective March 6, 2009, CEL-SCI Corporation entered into a licensing agreement with Byron Biopharma LLC ("Byron") under which CEL-SCI granted Byron an exclusive license to market and distribute CEL-SCI's cancer drug Multikine(R) in the Republic of South Africa.

      Pursuant to the agreement, Byron will be responsible for registering the product in South Africa. Once Multikine has been approved for sale, CEL-SCI will be responsible for manufacturing the product, while Byron will be responsible for sales in South Africa. Revenues will be divided equally between CEL-SCI and Byron. To maintain the license Byron, among other requirements, must make milestone payments to CEL-SCI totaling $125,000 on or before March 15, 2010.

      On March 27, 2009, and as further consideration for its rights under the licensing agreement, Byron Biopharma purchased 3,750,000 Units from CEL-SCI at a price of $0.20 per Unit. Each Unit consisted of one share of CEL-SCI's common stock and two warrants. Each warrant entitles the holder to purchase one share of CEL-SCI's common stock at a price of $0.25 per share. The warrants will be exercisable at any time after September 8, 2009 and prior to March 6, 2016. The shares of common stock and warrants included as a component of the Units are being offered by means of this prospectus. CEL-SCI will file a new registration statement to register the shares issuable upon the exercise of the warrants.

      The securities sold by this prospectus supplement are speculative and involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. For a description of certain important factors that should be considered by prospective investors, see "Risk Factors" beginning on page 4 of the accompanying prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      CEL-SCI's common stock is traded on the NYSE AMEX under the symbol "CVM". On March 27, 2009 the closing price of CEL-SCI's common stock was $0.26.




            The date of this prospectus supplement is March 27, 2009



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                               PROSPECTUS SUMMARY

THIS SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT, AS WELL AS THE ACCOMPANYING PROSPECTUS DATED JULY 10, 2008.

Forward Looking Statements

      This prospectus contains various forward-looking statements that are based on CEL-SCI's beliefs as well as assumptions made by and information currently available to CEL-SCI. When used in this prospectus, the words "believe", "expect", "anticipate", "estimate" and similar expressions are intended to identify forward-looking statements. Such statements may include statements regarding CEL-SCI's research and development projects, and are subject to certain risks, uncertainties and assumptions which could cause actual results to differ materially from projections or estimates. Factors which could cause actual results to differ materially are discussed at length under the heading "Risk Factors" in the accompanying prospectus dated July 10, 2008. Should one or more of the enumerated risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Investors should not place undue reliance on forward-looking statements, all of which speak only as of the date made.

CEL-SCI
-------

      CEL-SCI Corporation (CEL-SCI) was formed as a Colorado corporation in 1983. CEL-SCI's principal office is located at 8229 Boone Boulevard, Suite 802, Vienna, VA 22182. CEL-SCI's telephone number is 703-506-9460 and its web site is www.cel-sci.com. CEL-SCI makes its electronic filings with the Securities and Exchange Commission (SEC), including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available on its website free of charge as soon as practicable after they are filed or furnished to the SEC.

MULTIKINE
---------

      CEL-SCI's lead product, Multikine(R), is being developed for the treatment of cancer. It is the first of a new class of cancer immunotherapy drugs called Immune SIMULATORs. It simulates the activities of a healthy person's immune system, which battles cancer every day. Multikine is multi-targeted; it is the only cancer immunotherapy that both kills cancer cells in a targeted fashion and activates the general immune system to destroy the cancer. We believe Multikine is the first immunotherapeutic agent being developed as a first-line standard of care treatment for cancer and it is cleared for a global Phase III clinical trial in advanced primary (previously untreated) head and neck cancer patients.

      Multikine is a new type of immunotherapy in that it is a comprehensive immunotherapy, incorporating both active and passive immune activity. A comprehensive immunotherapy most closely resembles the workings of the natural immune system in the sense that it works on multiple fronts in the battle against cancer. A comprehensive immunotherapy causes a direct and targeted


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killing of the tumor cells and activates the immune system to produce a more robust and sustainable anti-tumor response.

      Multikine is designed to target the tumor micro-metastases that are mostly responsible for treatment failure. The basic concept is to add Multikine to the current cancer treatments with the goal of making the overall cancer treatment more successful. Phase II data indicated that Multikine treatment resulted in a substantial increase in the survival of patients. The lead indication is advanced primary (previously untreated) head & neck cancer (about 600,000 new cases per annum). Since Multikine is not tumor specific, it may also be applicable in many other solid tumors.

      In January 2007, the US Food and Drug Administration (FDA) concurred with the initiation of a global Phase III clinical trial in head and neck cancer patients using Multikine. The Canadian regulatory agency, the Biologics and Genetic Therapies Directorate, had previously concurred with the initiation of a global Phase III clinical trial in head and neck cancer patients using Multikine.

      The protocol is designed to develop conclusive evidence of the efficacy of Multikine in the treatment of advanced primary (previously untreated) squamous cell carcinoma of the oral cavity (head and neck cancer). A successful outcome from this trial should enable CEL-SCI to apply for a Biologics License to market Multikine for the treatment of this patient population.

      The trial will test the hypothesis that Multikine treatment administered prior to the current standard therapy for head and neck cancer patients (surgical resection of the tumor and involved lymph nodes followed by radiotherapy or radiotherapy and concurrent chemotherapy) will extend the overall survival, enhance the local/regional control of the disease and reduce the rate of disease progression in patients with advanced oral squamous cell carcinoma.

L.E.A.P.S.
----------

      CEL-SCI's patented T-cell Modulation Process uses "heteroconjugates" to direct the body to choose a specific immune response. The heteroconjugate technology, referred to as L.E.A.P.S. (Ligand Epitope Antigen Presentation System), is intended to selectively stimulate the human immune system to more effectively fight bacterial, viral and parasitic infections as well as autoimmune, allergies, transplantation rejection and cancer, when it cannot do so on its own. Administered like vaccines, L.E.A.P.S. combines T-cell binding ligands with small, disease associated, peptide antigens and may provide a new method to treat and prevent certain diseases.

      The ability to generate a specific immune response is important because many diseases are often not combated effectively due to the body's selection of the "inappropriate" immune response. The capability to specifically reprogram an immune response may offer a more effective approach than existing vaccines and drugs in attacking an underlying disease.

      Using the LEAPS technology, CEL-SCI discovered a peptide, named CEL-1000, which is currently being tested in animals for the prevention/treatment of avian flu, herpes simplex, malaria, viral encephalitis, smallpox, vaccinia and a number of other indications.


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      CEL-SCI has funded the costs associated with the clinical trials relating to CEL-SCI's technologies, research expenditures and CEL-SCI's administrative expenses with the public and private sales of CEL-SCI's securities and borrowings from third parties, including affiliates of CEL-SCI.

      All of CEL-SCI's products are in the development stage. As of March 30, 2008 CEL-SCI was not receiving any revenues from the sale of MULTIKINE or any other products which CEL-SCI was developing.

      CEL-SCI does not expect to develop commercial products for several years, if at all. CEL-SCI has had operating losses since its inception, had an accumulated deficit of approximately $(127,000,000) at December 31, 2008 and expects to incur substantial losses for the foreseeable future.

      CEL-SCI's executive offices are located at 8229 Boone Blvd., #802, Vienna, Virginia 22182, and its telephone number is (703) 506-9460.

THE OFFERING

Securities Offered:     3,750,000 Units at a price of $0.20 per Unit.  Each Unit
                        consists of one share of CEL-SCI's common stock and two warrants. Each warrant entitles the holder to purchase one share of CEL-SCI's common stock at a price of $0.25 per share. The warrants will be exercisable at any time after September 8, 2009 and prior to March 6, 2016.
                        The shares of common stock and warrants included as a component of the Units are being offered by means of this prospectus. CEL-SCI will file a new registration statement to register the shares issuable upon the exercise of the warrants.

Risk Factors:           The purchase of the securities offered by this
                        prospectus involves a high degree of risk. Risk factors include the lack of revenues and history of loss, need for additional capital and need for FDA approval. See the "Risk Factors" section of the accompanying prospectus.

NYSE AMEX Symbol:       CVM

Use of Proceeds:        The net proceeds from the sale of the securities
                        offered, after deducting estimated expenses of this offering, will be approximately $740,000 and will be used for CEL-SCI's general and administrative expenses, research and clinical trials.




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                              PLAN OF DISTRIBUTION

      This prospectus pertains to sales of CEL-SCI's common stock to Byron Biopharma LLC.

      CEL-SCI will not receive any proceeds from the sale of the shares by Byron Biopharma. Byron Biopharma may resell the shares it acquires by means of this prospectus from time to time in the public market. The costs of registering the shares sold to Byron Biopharma is being paid by CEL-SCI. Byron Biopharma will pay all other costs pertaining to the sale of its shares.

Manner of Sale.

      The 3,750,000 shares of common stock owned by Byron Biopharma, may be offered and sold by Byron Biopharma from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation:

     o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     o face-to-face transactions between sellers and purchasers without a broker/dealer.

      When making sales, brokers or dealers engaged by Byron Biopharma may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from Byron Biopharma in amounts to be negotiated.

      Byron Biopharma is an "underwriter" and any broker/dealers who act in connection with the sale of the shares by Byron Biopharma may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Acts of 1933, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

      CEL-SCI has advised Byron Biopharma, and any securities broker/dealers or others who sell CEL-SCI's shares on behalf of Byron Biopharma, that they may be deemed to be statutory underwriters. CEL-SCI has also advised Byron Biopharma that in the event of a "distribution" of its shares Byron Biopharma, any "affiliated purchasers", and any broker/dealer or other person who participates in such distribution may be subject to Rule 102 under the Securities Exchange Act of 1934 ("1934 Act") until their participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a


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distribution to bid for or purchase stock of the same class as is the subject of the distribution. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". CEL-SCI has also advised Byron Biopharma that Rule 101 under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with the distribution of its shares.

      The shares of CEL-SCI's common stock which may be sold to Byron Biopharma have been registered with the Securities and Exchange Commission to enable Byron Biopharma to sell the common stock in the public market. However, CEL-SCI has no obligation:

     o to assist or cooperate with Byron Biopharma in the offering or disposition of its shares;

     o to obtain a commitment from an underwriter relative to the sale of any its shares; or

     o    to include the shares within any underwritten offering.

                            DESCRIPTION OF SECURITIES

Common Stock
------------

      CEL-SCI is authorized to issue 300,000,000 shares of common stock, (the "common stock"). Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of CEL-SCI's assets after payment of liabilities. The board is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

      Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by CEL-SCI. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable and all of the shares of common stock offered as a component of the Units will be, upon issuance, fully paid and non-assessable.

Preferred Stock
---------------

      CEL-SCI is authorized to issue up to 100,000 shares of preferred stock. CEL-SCI's Articles of Incorporation provide that its Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the


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qualifications, limitations or restrictions of the shares of any series so established. As CEL-SCI's Board of Directors has authority to establish the terms of, and to issue, the preferred stock without shareholder approval, the preferred stock could be issued to defend against any attempted takeover of CEL-SCI.

                             ADDITIONAL INFORMATION

      CEL-SCI is subject to the requirements of the Securities Exchange Act of l934 and is required to file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of any such reports, proxy statements and other information filed by CEL-SCI can be read and copied at the Commission's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding CEL-SCI. The address of that site is http://www.sec.gov.

      CEL-SCI will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference below (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into this prospectus). Requests should be directed to:

                               CEL-SCI Corporation
                             8229 Boone Blvd., #802
                             Vienna, Virginia 22182
                                 (703) 506-9460

      The following documents filed with the Commission by CEL-SCI (Commission File No. 0-11503) are incorporated by reference into this prospectus:

      (1) CEL-SCI's Proxy Statement relating to its March 3, 2008 shareholders' meeting.

      (2) CEL-SCI's Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

      (3) CEL-SCI's report on Form 10-Q for the three months ended December 31, 2008.

      All documents filed with the Commission by CEL-SCI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Such


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statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      CEL-SCI has filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of l933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to CEL-SCI and such securities, reference is made to the Registration Statement and to the exhibits filed with the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other documents are summaries which are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and related exhibits may also be examined at the Commission's internet site.

      No dealer salesman or other person has been authorized to give any information or to make any representations, other than those contained in this prospectus. Any information or representation not contained in this prospectus must not be relied upon as having been authorized by CEL-SCI. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of CEL-SCI since the date of this prospectus.